

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

No Act
P.E. 12-14-06



07043068

January 19, 2007

Robert G. Jones
Vice President – Law, General Counsel and Secretary
Arch Coal, Inc.
CityPlace One, Suite 300
St. Louis, MO 63141

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-19-2007

Re: Arch Coal, Inc.
Incoming letter dated December 14, 2006

Dear Mr. Jones:

This is in response to your letter dated December 14, 2006 concerning the shareholder proposal submitted to Arch Coal by the New York City Employees' Retirement System, New York City Teachers' Retirement System, New York City Police Pension Fund, New York City Fire Department Pension Fund and New York City Board of Education Retirement System. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

JAN 2 4 2007

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Patrick Doherty
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

PROCESSED
FEB 0 6 2007
THOMSON
FINANCIAL

1037676



ARCH COAL, INC.

ROBERT G. JONES
Vice President - Law & General Counsel

December 14, 2006

1934 Act/Rule 14a-8

Via Courier and Via Electronic Mail

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-2000

Re: Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8; Omission of Stockholder Proposal

Ladies and Gentlemen:

I am writing on behalf of Arch Coal, Inc. ("Arch") to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that Arch intends to omit from its proxy solicitation materials for its 2007 Annual Meeting of Stockholders[1] the stockholder proposal enclosed as Exhibit A (the "Proposal"), which it received from the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension and the New York City Board of Education Retirement System (collectively, the "Proponents"). The Proposal requests a report on how Arch is responding to rising regulatory, competitive, public pressure to significantly reduce carbon dioxide and other emissions from its **current and proposed power plant operations**. [emphasis added] Arch believes that the Proposal may be excluded from its proxy solicitation materials under Rule 14a-8(i)(5) because it is not relevant to Arch's operations.

Rule 14a-8(i)(5) permits the exclusion of a stockholder proposal that relates to operations which account for less than 5% of a company's (i) total assets at the end of its most recent fiscal year, (ii) net earnings for the most recent fiscal year and (iii) gross sales for the most recent fiscal year, and that is not otherwise significantly related to the company's business. The Proposal requests Arch to report on carbon dioxide and other emissions from its power plant operations. Arch does not have any power plant operations and has not proposed any new power plant operations. As described in its Annual Report on Form 10-K for the fiscal year ended December 31, 2005, Arch mines, processes and markets low sulfur coal through its active mining operations. As a result, the Proposal does not relate to any of Arch's assets at December 31, 2005 or its net earnings or gross sales for the year ended December 31, 2005. As a result, the Proposal is not relevant to Arch's operations under Rule 14a-8(i)(5).

Historically, the Staff has permitted companies to exclude stockholder proposals unrelated to their businesses. For example, in The Proctor & Gamble Company (Aug. 11, 2003), two stockholders

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[1] Arch expects to file its definitive proxy statement for the 2007 Annual Meeting of Stockholders on or about March 22, 2007.

submitted a proposal requesting that The Proctor & Gamble Company ("P&G") adopt a new policy forbidding human embryonic stem cell research. P&G sought to exclude the proposal pursuant to Rule 14a-8(i)(5). P&G indicated that it did not conduct human embryonic stem cell research and that it had no plans to conduct such research in the future. Accordingly, the Staff stated that it would not recommend enforcement if P&G excluded the proposal.

In addition, proposals that are "ethically significant in the abstract but have no meaningful relationship to the [company's] business" may be excluded. Lovenheim v. Iroquois Brands, Ltd., 618 F. Supp. 554, 561 n. 16 (D.D.C. 1985). The Staff has historically adhered to this guidance, recognizing that there may be issues which are socially significant but which very minimally impact a company's business. See, e.g., American Stores Co. (Mar. 25, 1994) (sale of tobacco products by a leading food and drug retailer was not otherwise significantly related to its business); Kmart Corp. (Mar. 11, 1994) (sale of firearms in retail department stores was not otherwise significantly related to the company's business); and Hewlett-Packard Company (Jan. 7, 2003) (Israeli operations and land owned in Israel were not otherwise significantly related to the company's business despite net revenues related to Israeli operations accounting for nearly 3.5% of the company's total net revenues for the previous fiscal year).

For the above reasons, Arch intends to omit the Proposal from its proxy solicitation materials for its 2007 Annual Meeting of Stockholders. Arch respectfully requests the concurrence of the Staff in Arch's conclusion that it may exclude the Proposal from its proxy solicitation materials. Six additional copies of this letter and the attachment are enclosed pursuant to Rule 14a-8(j) under the Exchange Act, and copies of this letter are being simultaneously provided to the Proponents as required by Rule 14a-8(j)(1). Please file stamp one of the enclosed copies and return it to the messenger, as evidence of your receipt of this letter. If you have any questions, please do not hesitate to contact me at (314) 994-2716.

Sincerely,



Robert G. Jones
Vice President – Law, General Counsel and
Secretary

Enclosures
cc: Patrick Doherty
The City of New York
Office of the Comptroller

James R. Boyd
Steven F. Leer
Arch Coal, Inc.

CLIMATE CHANGE

Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds

WHEREAS:

In 2005, the scientific academies of 11 nations, including the U.S., stated that, "The scientific understanding of climate change is now sufficiently clear to justify nations taking prompt action. It is vital that all nations identify cost-effective steps that they can take now, to contribute to substantial and long-term reductions in net global greenhouse gas emissions."

A 2004 Conference Board report declared that, "scientific consensus that the climate is changing is growing steadily stronger over time; Corporate boards will be increasingly expected to evaluate potential risks associated with climate change; and, the global economy will become less carbon-intensive over time...The real questions are what the pace of the transition will be and who will be the winners and losers."

U.S. power plants are responsible for nearly 40 percent of the country's carbon dioxide emissions, and 10 percent of global carbon dioxide emissions.

In June 2005, a majority of U.S. Senators voted in favor of a resolution stating that, "...Congress should enact a comprehensive and effective national program of mandatory, market-based limits on emissions of greenhouse gases that slow, stop, and reverse the growth of such emissions..."

Over the past several years, AEP, Cinergy, DTE Energy, TXU, and Southern Company have issued comprehensive reports to shareholders about the implications of climate change for their businesses. AEP stated, "some initial mandatory reductions of greenhouse gas emissions are likely in the next decade..."

Nine northeastern states are developing the Regional Greenhouse Gas Initiative, which aims to significantly reduce emissions from electric power companies and develop a market to trade emissions allowances. California plans to reduce the state's emissions of greenhouse gases to 2000 levels by 2010, 1990 levels by 2020, and 80 percent below 1990 levels by 2050.

In February 2005, the Kyoto Protocol took effect, imposing mandatory greenhouse gas limits on the 148 participating nations. Companies with operations in those nations must reduce or offset some of their greenhouse gas emissions. For example, companies with operations in Europe can make reductions using the European emissions trading program, where CO_2 has regularly traded for more than $20 per ton.

The California Public Utilities Commission now expects all utilities to add a greenhouse gas cost of $8/ton of CO_2 in all long-term power contracts, and the Colorado Public Utilities Commission agreed that Xcel Energy should assume a $9 per ton cost for a new coal power plant.

RESOLVED: Shareholders request a report [reviewed by a board committee of independent directors] on how the company is responding to rising regulatory, competitive, public pressure to significantly reduce carbon dioxide and other emissions from the company's current and proposed power plant operations. The report should be provided by September 1, 2007 at a reasonable cost and omit proprietary information.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 19, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Arch Coal, Inc.
Incoming letter dated December 14, 2006

The proposal requests a report reviewed by a board committee of independent directors on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other emissions from the company's power plant operations.

There appears to be some basis for your view that Arch Coal may exclude the proposal under rule 14a-8(i)(5). In this regard, we note your representation that Arch Coal does not have any power plant operations. Accordingly, we will not recommend enforcement action to the Commission if Arch Coal omits the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

Sincerely,



Tamara M. Brightwell
Special Counsel